Filed by Equity Oil Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Equity Oil

Commission File Number 000-00610

On May 7, 2004, Equity Oil Company distributed the following press release.

NEWS RELEASE

RELEASED AT 7:00 AM MDT May 7, 2004

CONTACTS: Paul Dougan, President

Dave Donegan, Vice President

(801) 521-3515

Equity Oil Reports First Quarter Results

SALT LAKE CITY – (PR Newswire) – May 7, 2004 – Equity Oil Company (NASDAQ NM: EQTY) today reported results (and comparisons to prior-period figures) for the first three months ended March 31, 2004.

First Quarter Results

Equity reported first quarter 2004 net revenues of $6.4 million compared to $6.8 million for the first quarter 2003. Net income for this period was $369,576 compared with $475,727 for the first quarter 2003. Income per share on a fully diluted basis was 3 cents for the quarter compared with 4 cents per share in the first quarter of 2003.

Costs associated with the proposed merger with Whiting Petroleum of approximately $595,000 in the first quarter 2004 had a significant impact on earnings for the period. Net revenue for the quarter has been reduced by $588,850 for amounts paid out under hedging agreements as compared with $1.7 million paid out in oil and natural gas hedges in the first quarter 2003. All hedging agreements expired on April 30, 2004 and will not be replaced. As such, hedging agreements will not impact revenue for the last eight months of the year. Total outstanding shares on a fully diluted basis for the first quarter were 12.7 million, an increase of 4% from the 12.2 million reported for the first quarter 2003 and an increase of 3% from the 12.3 million reported in the prior quarter.

Oil production for the first quarter 2004 was 140,000 barrels, down from 145,000 barrels reported in the first quarter 2003; however it was up 2% from the 136,455 reported in the prior quarter. Natural gas production for the reporting period was 605 Mmcf as compared to 898 Mmcf in the first quarter 2003 and 712 Mmcf for the prior quarter. Higher commodity prices for both oil and natural gas partially offset lower volumes. The average price received for crude oil for the quarter was $32.00 per barrel compared with $24.88 per barrel received during the same period of 2003. Natural gas prices also showed an increase in the first quarter, averaging $4.83 per Mcf as compared to $3.36 per Mcf during the first quarter 2003. Natural gas prices are calculated net of payments made under hedging agreements.

Merger Update

On February 2, 2004, Equity Oil Company announced the signing of a definitive merger agreement with Whiting Petroleum Corporation (NYSE: WLL). The merger agreement provides for a stock-for-stock exchange under which Equity shareholders will receive 0.185 shares of Whiting stock for each share of Equity. The merger will result in Whiting and Equity shareholders owning approximately 88.4% and 11.6% of the combined company, respectively. The Boards of Directors of both companies have unanimously approved the merger, which is expected to be treated as a tax-free reorganization. The merger is subject to the approval of shareholders owning two-thirds of the outstanding Equity shares and other standard closing conditions. Equity intends to call a special meeting of its shareholders to consider and vote on the merger following completion of an S-4 registration statement by Whiting Petroleum Corporation with the Securities & Exchange Commission. The Company expects the registration process to be completed in sufficient time for the shareholder meeting to be held in the second quarter. The parties expect to complete the merger as soon as practicable following approval by the Equity shareholders.

About Equity Oil Company

Equity Oil Company’s oil and gas exploration operations are focused in California, Colorado, North Dakota and Wyoming. Equity’s headquarters are in Salt Lake City, Utah with technical and operating offices in Denver, Colorado and Cody, Wyoming. More information about Equity is available on the internet at www.equity-oil.com.

Forward-Looking Statement

Certain matters discussed in this press release are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as "believes," "anticipates" or "expects," or words of similar import. The forward looking statements reflect Equity’s current views with respect to future events and financial performance. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those currently anticipated. A discussion of important factors that could cause actual results to differ materially from those projected is included in the company’s periodic reports filed with the Securities and Exchange Commission (the "SEC"). Such factors include, among others, risks inherent in exploration and development activities generally, mechanical risks, risks that reserve estimates or that the assumptions underlying them are inaccurate and uncertainties regarding future gas and oil prices and the availability of capital. These risks and uncertainties also include Whiting's and Equity's ability to complete the merger in a timely manner or at all, the failure of Equity's shareholders to approve the merger, the risk that the business of Equity will not be integrated successfully into Whiting, the risk that the cost savings from the merger may not be fully realized or may take longer to realize than expected, and other factors discussed in the filings of Whiting and Equity with the SEC. Investors should consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Information Regarding Proposed Acquisition by Whiting Petroleum

This press release may be deemed to be solicitation material in respect of the proposed acquisition of Equity by Whiting. In connection with the proposed transaction, a registration statement on Form S-4 and other relevant documents will be filed with the SEC. Shareholders of Equity are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed transaction. After these documents are filed with the SEC, investors and security holders will be able to obtain them free of charge at the SEC’s website, www.sec.gov, or by requesting them from Whiting Petroleum Corporation, Attn: Corporate Secretary, 1700 Broadway, Suite 2300, Denver, Colorado 80290-2300 or from Equity Oil Company, Attn.: Corporate Secretary, 10 West Broadway, Suite 806, Salt Lake City, Utah 84110-0959.

Whiting and Equity and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Whiting’s directors and executive officers is available in its prospectus, dated November 19, 2003, filed with the SEC, and information regarding Equity’s directors and executive officers is available in its proxy statement filed with the SEC on April 14, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Financial Tables follow

Equity Oil Company

(and Consolidated Subsidiaries)

PRODUCTION, PRICE DATA AND UNIT ANALYSIS

	Three Months Ended March 31,
	2004	2003
Oil (MBbL)	140	145
Gas (MMcf)	605	898

Total production (MBOE)	241	295

Average oil price/Bbl	$32.00	$24.88
Average gas price/Mcf	$4.83	$3.36
Average price/BOE	$26.62	$22.81

Unit Margin Analysis, per BOE
Total revenues	$26.62	$23.21
Lease operating costs	($8.97)	($6.79)
G&A	($2.62)	($2.70)

Gross Profit	$15.03	$13.72
Interest expense	($1.03)	($1.05)

Cash flow	$14.00	$12.67

DD&A	$7.47	$6.53

INCOME STATEMENT DATA

	Three Months Ended Mar. 31,
	2004	2003
(In thousands, except per share data)

Revenues
Oil and gas sales	$6,416	$6,728
Other income	--	119

Total revenues	$6,416	$6,847

Expenses
Operating costs	2,162	2,004
Depreciation, depletion & amortization	1,800	1,925
3-D seismic	--	10
Exploration	22	43
General and administrative	632	795
Merger related costs	595	-
Production and exploration overhead	313	434
Accretion expense	58	68
Interest	249	311

Total expenses	$5,831	$5,590

Income (loss) from continuing operations before income taxes	$585	$1,257
Provision for (benefit from) income taxes	215	464

Income (loss) from continuing operations	$370	$793
Discontinued operations, net of income taxes Income from operations of properties sold Gain on sale of properties	-- --	90 655

Income before cumulative effect of accounting change	370	1,538
Cumulative effect of change in accounting net of income tax	--	(1,062)

Net income	$370	$476

SHARE INFORMATION
Basic net income (loss) per common share
Income (loss) from continuing operations before change in accounting	$0.03	$0.07
Income from discontinued operations	--	$0.06

Income before cumulative effect of accounting change	$0.03	$0.13
Change in accounting	--	($0.09)

Net income	$0.03	$0.04

Diluted income (loss) per common share
Income (loss) from continuing operations before change in accounting	$0.03	$0.07
Income from discontinued operations	--	$0.06

Income before cumulative effect of accounting change	$0.03	$0.13
Change in accounting	--	($0.09)

Net income	$0.03	$0.04

Basic weighted average shares outstanding	12,030	12,009
Diluted weighted average shares outstanding	12,688	12,231

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	Mar. 31,	Dec. 31,
	2004	2003

Assets
Current assets	$11,276	$10,062
Property and equipment, net	65,011	66,146
Other assets	440	499

Total assets	$76,727	$76,707

Liabilities and Stockholders’ Equity
Current liabilities	$1,451	$2,802
Long-term debt	29,000	29,000
Deferred income taxes	6,062	5,657
Other liabilities	3,301	3,242
Stockholders’ equity	36,913	36,005

Total liabilities and stockholders’ equity	$76,727	$76,707

Long-term debt to total assets	38%	38%

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three Months Ended Mar. 31,
	2004	2003

Net income	$370	$476
Depreciation, depletion and amortization	1,800	1,925
Accretion expense	58	68
Cumulative change in accounting	--	1,062
Gain on property sales	--	(1,278)
Change in other assets	59	59
Change in deferred income taxes	100	652

Cash flow from operations before changes in working capital	2,388	2,964
Changes in working capital	(477)	(1,328)

Net cash provided by operating activities	1,911	1,636
Net cash provided by (used in) investing activities	(666)	1,142
Net cash provided by (used in) financing activities	19	(2,000)

Net increase in cash	1,264	778
Cash and cash equivalents at beginning of period	5,033	1,348

Cash and cash equivalents at end of period	$6,297	$2,126